EXHIBIT 1
                                                                       ---------



NEWS RELEASE


MARCH 31, 2003


ARC ENERGY TRUST ANNOUNCES MAJOR CORPORATE ACQUISITION
CONFERENCE CALL TO BE HELD TODAY AT 8:30 A.M. MST (10:30 A.M. EST)
--------------------------------------------------------------------------------

CALGARY, MARCH 31, 2003 (AET.UN AND ARX - TSX) ARC Resources Ltd. ( "ARC") is pleased to announce that, on behalf of ARC Energy Trust ("the Trust"), it has entered into an agreement to acquire all of the outstanding shares and retire the debt of Star Oil & Gas Ltd. ("Star"), a private Canadian company, for total consideration of $710 million subject to final adjustments. The effective date of the transaction is January 1, 2003 and closing is expected to occur on or before April 30, 2003.

In related transactions, ARC has entered into agreements to sell certain producing properties and undeveloped acreage (the "Property Dispositions") comprising part of the acquired assets to third parties for $78.2 million. These transactions are expected to close on or before May 1, 2003.

Star is a gas focused, Alberta based company whose primary producing areas are the Dawson, Pouce Coupe and Hatton gas fields. Net of the Property Dispositions, approximately 75 per cent of Star's 20,000 boe/d of current production is natural gas with just over half of the production coming from the three largest fields.

STRATEGIC RATIONALE

Since inception, ARC's acquisition strategy has focused on acquiring high quality assets with the potential for long-term upside through value-adding development activities. The Star assets possess significant development opportunities beyond those incorporated by ARC in determining the purchase price. With the addition of the Star assets, ARC expects to maintain production levels for several years through internal development projects. This will allow ARC to remain very selective and opportunistic in pursuing future acquisitions.

With this acquisition, the natural gas component of ARC's production will increase to approximately 55 per cent from the current 44 per cent providing better commodity balance for the Trust. The natural gas component of proved reserves will increase to approximately 50 per cent from 37 per cent.

"We are extremely pleased with the Star acquisition" said John Dielwart, ARC's President and CEO. "Star has an exceptional asset base of gas focused, high working interest, operated properties with tremendous upside development drilling opportunities. We seldom see assets of such high quality available for acquisition."

HIGHLIGHTS

         o ARC is acquiring the Star assets for $9.93 per boe proved and $8.44 per boe for established reserves

         o Production acquisition cost of $31,600 per flowing barrel of oil equivalent

         o        Approximately 85 per cent of the reserves are proven

         o        Established reserve life index of 10.8 years

         o ARC will operate approximately 70 per cent of the acquired properties with current operating costs of approximately $6.00 per boe

BENEFITS TO UNITHOLDERS

The transaction will have numerous positive benefits to unitholders including:

         o the acquisition provides approximately 10 per cent or greater accretion on cash flow, net asset value, production per unit and five per cent on proved reserves per unit. These accretion levels are calculated on a theoretical basis assuming the acquisition was financed using the same debt to equity ratio currently existing for the Trust. In fact, accretion will be higher due to the different financing structure;

         o the Trust's balance sheet will remain strong after completion of the acquisition and the planned sale of non-core properties from ARC's existing asset base;

         o financing of the acquisition involves a debenture on terms that are attractive when compared to other precedents in the market;

         o all of the acquisition metrics regarding purchase price are very attractive relative to other recently announced transactions;

         o the Trust's existing long reserve life index will remain essentially unchanged;

         o the Trust will have an enhanced ability to manage its distributions through periods of commodity price volatility;

         o considerable development opportunities exist in key properties which will provide ARC with the ability to increase production and reserves from these properties in the next few years;

         o this acquisition provides ARC with the opportunity to maintain distributions at or above current levels for an extended period of time, beyond that which would have been possible without the acquisition (assuming comparable commodity price environment).

FINANCING

The net acquisition price of $631.8 million, prior to adjustments, will be funded through a combination of bank debt and through the issuance to the Vendor of $320 million in convertible debentures; therefore, there is no need to issue any new equity at this time. In conjunction with this transaction, ARC's credit facilities will increase to $650 million while outstanding debt post closing and after the Property Dispositions will be approximately $500 million (excluding the debenture and prior to the proposed second quarter asset sales) which equates to a multiple of 1.3 times trailing twelve month pro-forma cash flow.

The debentures have the following terms:

         o        Subordinate to senior debt;

         o Coupon 8% per annum payable quarterly commencing on June 30, 2003. The coupon will increase to 10% per annum payable quarterly commencing on June 30, 2005;

         o        Maturity on June 30, 2008;

         o        Principal at maturity can be satisfied by issuing trust units;

         o The Trust has an elective redemption right to redeem: (a) with cash at any time, or (b) redeem $40 million per quarter commencing June 30, 2003 using a combination of cash (minimum 50%) and trust units (maximum 50%); and

         o Holders of the debentures have a conversion privilege at $11.84 per unit through June 30, 2005; after June 30, 2005, the conversion price declines to $11.38 per unit.

ARC plans to sell 4,000 boe/d of non-core properties from its existing asset base and proceeds from this sale, which is expected to occur during the second quarter, will be directed towards debt reduction.

RESERVES AND PRODUCTION

The following discussion relates to the residual assets ARC will acquire for $631.8 million net of the Property Dispositions.

An independent appraisal of the assets being acquired representing over 75% of the total reserves and value was conducted by the Trust's corporate reserves evaluator Gilbert Laustsen Jung Associates Ltd. ("GLJ"); the balance of the assets were evaluated by Star's independent reserve evaluators. The following table outlines ARC's assessment of the reserves being acquired effective January 1, 2003, which is lower than the total estimated by the independent evaluators:

                                            CRUDE        NATURAL GAS       NATURAL         OIL
                                             OIL           LIQUIDS           GAS        EQUIVALENT
                                            (Mbbl)          (Mbbl)          (Bcf)         (Mboe)
                                            ------          ------          -----         ------
Proved Developed Producing                   9,900           3,200           208.0        47,800
Proved Undeveloped                           2,000             500            80.0        15,800
Total Proved                                11,900           3,700           288.0        63,600
Probable                                     5,000           1,000           100.0        22,700
Established (Proved + 50% Probable)         14,400           4,200           338.0        74,900
Established Natural Gas Component                                                            75%

                                            CRUDE        NATURAL GAS       NATURAL         OIL
                                             OIL           LIQUIDS           GAS        EQUIVALENT
                                           (bbl/d)         (bbl/d)         (mmcfd)        (boe/d)
                                           -------         -------         -------        -------
Current Production Rate (Jan 2003)           3,600           1,400              90        20,000
Natural Gas Share of Total Production                                                        75%

Reserve Life Index (Years)*
   Proved Developed Producing                  7.9             6.2             6.7           6.9
   Total Proved                                9.5             7.1             9.3           9.2
   Established                                11.5             8.0            10.9          10.8

* Based upon expected average 2003 production of 19,000 boe/d.


In addition to the above, ARC will acquire 577,450 gross (311,521 net) developed acres and 473,005 gross (326,842 net) undeveloped acres of land in western Canada.

MAJOR PROPERTIES

Star's asset base is a portfolio of high working interest gas weighted properties ideally suited to a royalty trust. The top three properties, Dawson, Pouce Coupe and Hatton account for over 50 per cent of production, while the top six account for approximately 70 per cent of production. The major properties contain numerous low risk development drilling opportunities, many of which are not reflected in the reserves quoted above.

DAWSON

The Dawson field in northeast British Columbia is a relatively new Montney natural gas development that Star brought on stream in early 2001. To date 34 wells have been drilled with ten more scheduled to be drilled in 2003. Independent engineers have estimated the gas-in-place in the Dawson field to be approximately 950 Bcf, of which only 12 per cent ultimate recovery has been booked as proved reserves and 15 per cent booked as established. Given this very low level of booked reserves, ARC believes substantial additional development will occur on these lands beyond that which is included in our evaluation.

Current production of approximately 18 mmcf/d is expected to increase as ARC develops the extensive gas resource-in-place. ARC expects that its Montney development expertise established in the Ante Creek Montney oil field will be of significant benefit as development occurs. Star is the dominant landholder in the area with an average 95 per cent working interest in 65 sections of land.

[GRAPHIC OMITTED]
[CHART]

POUCE COUPE

Immediately adjacent to the Dawson property, but across the provincial border in Alberta, is Pouce Coupe, Star's largest single producing property with current production of 24 mmcf/d. Production is derived from the Kiskatinaw, Baldonnel, Halfway, Doig and Montney zones. Star has one of the largest landbases in the area with an average 70 per cent working interest in over 100 sections of land. Although only minimal additional development has been included in the independent engineering evaluations, ARC believes further development potential does exist in this area. ARC has existing lands in the area and expects to be able to use Star's facility ownership at Pouce Coupe to enhance the value of this growing core area.

HATTON

The Hatton area in southwest Saskatchewan, which includes Hatton, Crane Lake and Horsham, is Star's second largest producing area with gas production of approximately 22 mmcf/d. This is a mature, high working interest, low operating cost shallow gas development with a long reserve life index. Star has extensive land holdings in this area, having an interest in 290 net sections. As the Star lands have a much lower drilling density than offsetting lands, independent engineers have identified up to 600 drilling locations in the Hatton area, only a portion of which were included in ARC's evaluation. The Star lands are adjacent to ARC's existing holdings in this highly attractive area for royalty trusts.

[GRAPHIC OMITTED]
[CHART]

IMPACT ON DISTRIBUTIONS

This acquisition will be funded entirely with bank debt and the convertible debentures being issued to the vendor. The Trust does not intend to issue any new equity in the near-term. The acquisition is accretive to cash flow both (a) theoretically if the acquisition were financed with a debt to equity ratio equal to that of ARC currently and (b) in fact, through the actual financing structure being used. Since the Trust does not use debt leverage to increase distributions, it is the accretion calculated using ARC's current debt to equity ratio which would increase cash flow per unit and potentially be available for distribution. Accretion calculated on this basis is in the order of $0.20 per unit per year over the next two years, although a decision on future distributions has not been made at this time.

The Trust will be undertaking a complete review of cash flow, capital expenditures, debt re-payments and cash available for distribution in preparation for announcing second quarter distributions on April 17, 2003.

Compared to ARC's existing tax position, Star was relatively under-pooled which is reflected in the purchase price. Therefore, ARC's pro-forma tax pool coverage as a per cent of value will decline modestly which in turn will result in a slight increase in the taxable portion of the Trust's distributions.

FIRST QUARTER UPDATE AND FULL YEAR GUIDANCE

ARC's production operations and development activities have proceeded as planned during the first quarter. Volumes are slightly ahead of forecast at over 43,000 boe/d while operating costs have been impacted by higher power costs in the province of Alberta, increases in well service and workover costs and other costs in excess of earlier guidance.

Upon completion of this transaction, ARC will thoroughly review its overall capital program for 2003 for the combined asset base. It is expected that a portion of ARC's budgeted capital program for existing assets will be deferred until 2004. In addition, past experience has shown that during the transition of ownership of the assets in a transaction of this nature, development often occurs at a slower pace than previously forecast. Therefore, although the current combined production from the ARC and Star assets is approximately 63,000 boe/d (59,000 boe/d net of planned second quarter asset sales), production is likely to decrease modestly over the year as it will take time to implement updated development and optimization plans.

ARC will be assuming Star's commodity hedging portfolio. The portfolio currently consists of the following oil hedges for the duration of 2003: 1,000 bpd at a fixed price of US$23.55/bbl and a 1,000 bpd with a floor of US$23.00/bbl and a ceiling of US$25.80/bbl. Star's natural gas hedges include 8 mmcfd at a fixed price of $2.94/mcf and 5 mmcfd at a floor price of $4.22/mcf and a ceiling of $6.24/mcf through October 31, 2003. Star also has 5 mmcfd hedged from November 1, 2003 through until October 31, 2004 at a fixed price of $3.12/mcf. In total, approximately 20 per cent of Star's current production on an oil equivalent basis is hedged in 2003 and less than 5 per cent is hedged in 2004.

The following table assumes that the Star acquisition closes on April 30th and that all of the 4,000 boe/d of asset dispositions close on June 30th 2003. To the extent that the closing dates are different from these actual results will vary.

Production Volumes*                                 April - December 2003
--------------------------------------------------------------------------------

Oil (b/d)                                                   22,400
Gas (mmcf/d)                                                   180
NGLS & condensates (b/d)                                     4,000
--------------------------------------------------------------------------------
TOTAL (BOE/D)                                               56,400
================================================================================

Operating Costs                                          $6.50/boe
General & Administrative Costs                           $1.00/boe

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*Pro-forma net of all transactions described herein.

CONFERENCE CALL TODAY

ARC Energy Trust will host a conference call today, Monday, March 31st, 2003 starting at 8:30 a.m., Mountain Time (10:30 a.m. Eastern Time) to discuss this transaction. To participate in this call, please dial 1-800-814-4859 for North America (Toronto area and international please call 416-640-4127) approximately 10 minutes prior to the conference call. A live audio Web cast of the conference call will also be available at the ARC Energy Trust website HTTP://WWW.ARCRESOURCES.COM.

An archived recording of the call will be available from approximately 6:30 p.m. on March 31st until April 14th by dialing 1-877-289-8525 for North America (Toronto area and international please call 416-640-1917) and entering pass code 245260#.

CIBC World Markets acted as advisor to Star.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value, prior to the closing of this transaction, of approximately $1.8 billion. The Trust currently has an interest in oil and gas production of approximately 43,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

ADVISORY - In the interests of providing ARC unitholders and potential investors with information regarding ARC, including management's assessment of ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this document include, but are not limited to, ARC's internal projections, expectations or beliefs concerning future operating results, and various components thereof; the production and growth potential of its various assets, estimated total production and production growth for 2002 and beyond; the sources, deployment and allocation of expected capital in 2002 and 2003; and the success of future development drilling prospects. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; the company's ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow to meet its current and future obligations; its ability to access external sources of debt and equity capital; and other risks and uncertainties inherent in oil and gas production operations. Although ARC believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date of this news release, and ARC does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

    For further information about ARC Energy Trust, please visit our website
                        WWW.ARCRESOURCES.COM or contact:
                 Investor Relations, E-mail: ir@arcresources.com
     Telephone: (403) 503-8600 Fax: (403) 509-6417 Toll Free 1-888-272-4900
             Suite 2100, 440 - 2nd Avenue S.W., Calgary, AB T2P 5E9